Condensed Consolidated Statements of Earnings (Loss)
(in millions of Canadian dollars except per share amounts)

	3 months ended June 30		6 months ended June 30
Unaudited	2021	2020	2021	2020

Revenues (Note 4)	619	437	1,261	1,043
Fuel and purchased power (Note 5)	212	116	455	309
Carbon compliance	42	35	92	80
Gross margin	365	286	714	654
Operations, maintenance and administration (Note 5)	151	112	256	240
Depreciation and amortization	123	163	272	319
Asset impairment (reversal) (Note 6)	16	32	45	(9)
Taxes, other than income taxes	8	8	17	17
Net other operating income	(11)	(10)	(21)	(20)
Operating income (loss)	78	(19)	145	107
Equity income	2	—	4	—
Finance lease income	6	1	13	2
Net interest expense (Note 7)	(60)	(57)	(123)	(119)
Foreign exchange gain	14	23	21	4
Gain on sale of assets and other	32	—	33	—
Earnings (loss) before income taxes	72	(52)	93	(6)
Income tax expense (recovery) (Note 8)	44	(17)	64	(15)
Net earnings (loss)	28	(35)	29	9

Net earnings (loss) attributable to:
TransAlta shareholders	(2)	(50)	(32)	(13)
Non-controlling interests (Note 9)	30	15	61	22
	28	(35)	29	9

Net loss attributable to TransAlta shareholders	(2)	(50)	(32)	(13)
Preferred share dividends (Note 17)	10	10	10	20
Net loss attributable to common shareholders	(12)	(60)	(42)	(33)
Weighted average number of common shares outstanding in the period (millions)	270	276	271	276
Net loss per share attributable to common shareholders, basic and diluted	(0.04)	(0.22)	(0.16)	(0.12)

See accompanying notes.

TRANSALTA CORPORATION F1

Condensed Consolidated Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2021	2020	2021	2020
Net earnings (loss)	28	(35)	29	9
Other comprehensive income (loss)
Net actuarial gains (loss) on defined benefit plans, net of tax (Note 1B)(1)	1	(21)	38	(15)
Gains (losses) on derivatives designated as cash flow hedges, net of tax(2)	—	(4)	(1)	5
Total items that will not be reclassified subsequently to net earnings	1	(25)	37	(10)
Gains (losses) on translating net assets of foreign operations, net of tax	(24)	(29)	(37)	67
Gains (losses) on financial instruments designated as hedges of foreign operations, net of tax	9	18	14	(23)
Gains (losses) on derivatives designated as cash flow hedges, net of tax(3)	(108)	41	(131)	55
Reclassification of gains on derivatives designated as cash flow hedges to net earnings, net of tax(4)	(8)	(24)	(26)	(49)
Total items that will be reclassified subsequently to net earnings	(131)	6	(180)	50
Other comprehensive income (loss)	(130)	(19)	(143)	40
Total comprehensive income (loss)	(102)	(54)	(114)	49

Total comprehensive income (loss) attributable to:
TransAlta shareholders	(135)	(41)	(137)	37
Non-controlling interests (Note 9)	33	(13)	23	12
	(102)	(54)	(114)	49
(1) Net of income tax expense of nil and $11 million for the three and six months ended June 30, 2021 (2020 - $7 million and $5 million recovery).
(2) Net of income tax expense of nil for the three and six months ended June 30, 2021 (2020 - nil and $1 million expense).
(3) Net of income tax recovery of $28 million and $36 million for the three and six months ended June 30, 2021 (2020 - $11 million and $16 million expense).
(4) Net of reclassification of income tax expense of $2 million and $7 million for the three and six months ended June 30, 2021 (2020 - 6 million and $13 million expense).

See accompanying notes.

TRANSALTA CORPORATION F2

Condensed Consolidated Statements of Financial Position
(in millions of Canadian dollars)

Unaudited	June 30, 2021	Dec. 31, 2020
Cash and cash equivalents	642	703
Restricted cash	54	71
Trade and other receivables	695	583
Prepaid expenses	58	31
Risk management assets (Note 10 and 11)	225	171
Inventory (Note 12)	208	238
Assets held for sale	8	105
	1,890	1,902
Investments	98	100
Long-term portion of finance lease receivables	201	228
Risk management assets (Note 10 and 11)	456	521
Property, plant and equipment (Note 13)
Cost	13,407	13,398
Accumulated depreciation	(7,779)	(7,576)
	5,628	5,822
Right of use asset (Note 3)	88	141
Intangible assets	271	313
Goodwill	463	463
Deferred income tax assets	65	51
Other assets	206	206
Total assets	9,366	9,747

Accounts payable and accrued liabilities	582	599
Current portion of decommissioning and other provisions	55	59
Risk management liabilities (Note 10 and 11)	237	94
Current portion of contract liabilities	15	1
Income taxes payable	26	18
Dividends payable (Note 16 and 17)	37	59
Current portion of long-term debt and lease liabilities (Note 14)	115	105
	1,067	935
Credit facilities, long-term debt and lease liabilities (Note 14)	2,976	3,256
Exchangeable securities (Note 15)	732	730
Decommissioning and other provisions	589	614
Deferred income tax liabilities	407	396
Risk management liabilities (Note 10 and 11)	93	68
Contract liabilities	13	14
Defined benefit obligation and other long-term liabilities (Note 1B)	256	298
Equity
Common shares (Note 16)	2,901	2,896
Preferred shares	942	942
Contributed surplus	33	38
Deficit	(1,880)	(1,826)
Accumulated other comprehensive income	197	302
Equity attributable to shareholders	2,193	2,352
Non-controlling interests (Note 9)	1,040	1,084
Total equity	3,233	3,436
Total liabilities and equity	9,366	9,747
Significant and subsequent events (Note 3)
Commitments and contingencies (Note 18)

See accompanying notes.

TRANSALTA CORPORATION F3

Condensed Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

Unaudited					Accumulated other comprehensive income		Attributable to non-controlling interests
6 months ended June 30, 2021	Common shares	Preferred shares	Contributed surplus	Deficit		Attributable to shareholders		Total
Balance, Dec. 31, 2020	2,896	942	38	(1,826)	302	2,352	1,084	3,436
Net earnings (loss)	—	—	—	(32)	—	(32)	61	29
Other comprehensive income (loss):
Net losses on translating net assets of foreign operations, net of hedges and of tax	—	—	—	—	(23)	(23)	—	(23)
Net gain (losses) on derivatives designated as cash flow hedges, net of tax	—	—	—	—	(159)	(159)	1	(158)
Net actuarial gains on defined benefits plans, net of tax	—	—	—	—	38	38	—	38
Intercompany FVOCI investments	—	—	—	—	39	39	(39)	—
Total comprehensive income (loss)	—	—	—	(32)	(105)	(137)	23	(114)
Common share dividends	—	—	—	(12)	—	(12)	—	(12)
Preferred share dividends	—	—	—	(10)	—	(10)	—	(10)
Effect of share-based payment plans	5	—	(5)	—	—	—	—	—
Distributions paid, and payable, to non-controlling interests (Note 9)	—	—	—	—	—	—	(67)	(67)
Balance, June 30, 2021	2,901	942	33	(1,880)	197	2,193	1,040	3,233

6 months ended June 30, 2020	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total
Balance, Dec. 31, 2019	2,978	942	42	(1,455)	454	2,961	1,101	4,062
Net earnings (loss)	—	—	—	(13)	—	(13)	22	9
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	—	—	—	—	44	44	—	44
Net gains on derivatives designated as cash flow hedges, net of tax	—	—	—	—	11	11	—	11
Net actuarial losses on defined benefits plans, net of tax	—	—	—	—	(15)	(15)	—	(15)
Intercompany FVOCI investments	—	—	—	—	10	10	(10)	—
Total comprehensive income (loss)	—	—	—	(13)	50	37	12	49
Common share dividends	—	—	—	(23)	—	(23)	—	(23)
Preferred share dividends	—	—	—	(20)	—	(20)	—	(20)
Shares purchased under NCIB	(30)	—	—	9	—	(21)	—	(21)
Changes in non-controlling interests in TransAlta Renewables (Note 9)	—	—	—	3	—	3	9	12
Effect of share-based payment plans	(4)	—	(10)	—	—	(14)	—	(14)
Distributions paid, and payable, to non-controlling interests (Note 9)	—	—	—	—	—	—	(54)	(54)
Balance, June 30, 2020	2,944	942	32	(1,499)	504	2,923	1,068	3,991

See accompanying notes.

TRANSALTA CORPORATION F4

Condensed Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	3 months ended June 30		6 months ended June 30
Unaudited	2021	2020	2021	2020
Operating activities
Net earnings (loss)	28	(35)	29	9
Depreciation and amortization (Note 19)	173	188	377	372
Gain on sale of assets (Note 3)	(32)	—	(33)	—
Accretion of provisions (Note 7)	7	6	14	15
Decommissioning and restoration costs settled	(5)	(4)	(8)	(8)
Deferred income tax expense (recovery) (Note 8)	32	(29)	29	(36)
Unrealized (gain) loss from risk management activities	(13)	7	(33)	(46)
Unrealized foreign exchange (gains) losses	(16)	(24)	(25)	2
Provisions and contract liability	(18)	9	(22)	9
Asset impairment (reversal) (Note 6)	16	32	45	(9)
Equity income, net of distributions from Joint Ventures	1	—	(1)	—
Other non-cash items	35	1	21	7
Cash flow from operations before changes in working capital	208	151	393	315
Change in non-cash operating working capital balances	(128)	(30)	(56)	20
Cash flow from operating activities	80	121	337	335
Investing activities
Additions to property, plant and equipment (Note 13)	(119)	(75)	(217)	(147)
Additions to intangibles	(2)	(3)	(3)	(5)
Restricted cash	(2)	(1)	15	16
Acquisitions, net of cash acquired	—	(37)	—	(37)
Proceeds on the sale of Pioneer Pipeline (Note 3)	128	—	128	—
Proceeds on sale of property, plant and equipment	—	1	4	1
Realized gains (losses) on financial instruments	(1)	3	(3)	6
Decrease in finance lease receivable	10	4	20	8
Increase in loan receivable	(2)	(3)	(2)	(3)
Other	(13)	1	(18)	4
Change in non-cash investing working capital balances	(9)	1	(45)	(47)
Cash flow used in investing activities	(10)	(109)	(121)	(204)
Financing activities
Net decrease in borrowings under credit facilities (Note 14)	—	(8)	(114)	(109)
Repayment of long-term debt (Note 14)	(27)	(27)	(45)	(44)
Dividends paid on common shares (Note 16)	(12)	(12)	(24)	(23)
Dividends paid on preferred shares (Note 17)	(10)	(10)	(20)	(20)
Net proceeds on issuance of common shares (Note 16)	8	—	8	—
Repurchase of common shares under NCIB (Note 16)	—	(10)	(4)	(19)
Realized gains (losses) on financial instruments	1	3	1	(7)
Distributions paid to subsidiaries' non-controlling interests (Note 9)	(30)	(23)	(67)	(42)
Repayment of lease liabilities (Note 14)	(2)	(5)	(4)	(10)
Other	(1)	(2)	(3)	(2)
Change in non-cash financing working capital balances	—	—	(1)	(14)
Cash flow used in financing activities	(73)	(94)	(273)	(290)
Cash flow used in operating, investing, and financing activities	(3)	(82)	(57)	(159)
Effect of translation on foreign currency cash	(3)	1	(4)	5
Decrease in cash and cash equivalents	(6)	(81)	(61)	(154)
Cash and cash equivalents, beginning of period	648	338	703	411
Cash and cash equivalents, end of period	642	257	642	257
Cash income taxes paid	15	8	27	20
Cash interest paid	61	60	112	99

See accompanying notes.

TRANSALTA CORPORATION F5

Notes to Condensed Consolidated Financial Statements

(Unaudited)
(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. Accounting Policies
A. Basis of Preparation
These unaudited interim condensed consolidated financial statements have been prepared in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent audited annual consolidated financial statements, except as outlined in Note 2. These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s audited annual consolidated financial statements. Accordingly, they should be read in conjunction with the Corporation’s most recent audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Audit, Finance and Risk Committee on behalf of the Board of Directors on Aug. 9, 2021.

B. Use of Estimates and Significant Judgments
The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Please refer to Note 2(Z) of the Corporation’s most recent audited annual consolidated financial statements for further details. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation and regulations.

Change in Estimates
Defined benefit obligation
The liability for pension and post-employment benefits and associated costs included in compensation expenses are impacted by estimates related to changes in key actuarial assumptions, including discount rates. As a result of increases in discount rates, largely driven by increases in market benchmark rates, the defined benefit obligation decreased to $231 million as at June 30, 2021 from $282 million as at Dec. 31, 2020.

2. Significant Accounting Policies
A. Current Accounting Changes
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Corporation’s audited annual consolidated financial statements for the year ended Dec. 31, 2020, except for the adoption of new standards effective as of Jan. 1, 2021 and the early adoption of standards, interpretations or amendments that have been issued but are not yet effective.

I. Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use
Effective Jan. 1, 2021, the Corporation early adopted amendments to IAS 16 Property, plant and equipment (“IAS 16 Amendments”), in advance of its mandatory effective date of Jan. 1, 2022. The Corporation adopted the IAS 16 Amendments retroactively. No cumulative effect of initially applying the guidance arose. The IAS 16 Amendments

TRANSALTA CORPORATION F6

Notes to Condensed Consolidated Financial Statements

prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in a manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. No adjustments resulted from early adopting the amendment.

II. IFRS 7 Financial Instruments: Disclosures — Interest Rate Benchmark Reform
London Interbank Offered Rate ("LIBOR") is scheduled to be phased out as an interest rate index readily used by corporations for financial instruments by the end of 2021. The International Accounting Standards Board ("IASB") issued Interest Rate Benchmark Reform — Phase 2 in August 2020, which amends IFRS 9 Financial Instruments, IAS 39 Financial instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments were effective Jan. 1, 2021, and were adopted by the Corporation on Jan. 1, 2021.

The Corporation's credit facilities references US LIBOR for US-dollar drawings and the Canadian Dollar Offered Rate for Canadian drawings, and includes appropriate fallback language to replace these benchmark rates if a benchmark transition event were to occur. There was no financial impact upon adoption. As at June 30, 2021, there were no drawings under the credit facilities. The Corporation is monitoring the reform and does not expect any material impact.

B. Future Accounting Policy Changes
I.Amendments to IAS 1 Presentation of Financial Statements: Material Accounting Policies
On Feb. 12, 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. The amendments are effective for annual periods beginning on or after Jan. 1, 2023, but the Corporation plans to early adopt these amendments for the 2021 annual financial statements.

II. Amendments to IAS 12 Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
On May 7, 2021, the IASB issued amendments to IAS 12 Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction. The amendments clarify that the initial recognition exemption under IAS 12 does not apply to transactions such as leases and decommissioning obligations. These transactions give rise to equal and offsetting temporary differences in which deferred tax should be recognized.

The amendments are effective for annual periods beginning on or after Jan. 1, 2023 with early application permitted. The Corporation is currently assessing the potential impact of this amendment on our financial statements.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

TRANSALTA CORPORATION F7

Notes to Condensed Consolidated Financial Statements

3. Significant and Subsequent Events

A. BHP Nickel West Solar Contract
On July 29, 2021, TransAlta Renewables announced that Southern Cross Energy, a subsidiary of the Corporation and an entity in which TransAlta Renewables owns an indirect economic interest, had reached an agreement to provide BHP Nickel West Pty Ltd. ("BHP") with renewable electricity to its Goldfields-based operations through the construction of the Northern Goldfields Solar Project. The project comprises the 27 MW Mount Keith Solar Farm, 11 MW Leinster Solar Farm, 10 MW/5MWh Leinster battery energy storage system and interconnecting transmission infrastructure, all of which will be integrated into our existing 169 MW Southern Cross Energy North remote network in Western Australia. Construction activities are scheduled to start in the fourth quarter of 2021 with completion of the projects expected in the second half of 2022. Total construction capital of the project is estimated at approximately AU$73 million. This is the first major growth project agreed under the extended power purchase agreement ("PPA") that was executed in October of 2020. The Corporation continues to actively explore other growth opportunities with BHP.

B. Sundance Unit 5 Retirement as a Coal-Fired Unit
On July 29, 2021, in accordance with applicable regulatory requirements, the Corporation gave notice to the Alberta Electric System Operator ("AESO") of its intention to retire the currently mothballed coal-fired Sundance Unit 5 effective Nov. 1, 2021 and to terminate the associated transmission service agreement. Under the applicable regulatory rules, a mothball outage can extend no later than 24 months after the commencement of such mothball outage; following which time either the unit must be returned to service, or the transmission service agreement must be terminated (effectively retiring the unit as a coal-fired facility). The AESO had previously granted the extension of the mothball outage for the Sundance Unit 5 mothballed outage to Nov. 1, 2021. As a result, Sundance Unit 5 will not be returning to service as a coal-fired unit.

C. Keephills Unit 2 and Sundance Unit 6 Conversion to Gas Completions
On July 19, 2021, the Corporation announced the completion of the full conversion of Keephills Unit 2 from thermal coal to natural gas. In February 2021, the Corporation also completed the conversion of Sundance Unit 6. Both Keephills Unit 2 and Sundance Unit 6 will maintain the same generator nameplate capacity of 395 MW and 401 MW, respectively. These conversion to gas projects will reduce our CO2 emissions by more than half and advances our plan to be 100 per cent clean electricity in Alberta by the end of 2021.

D. Sale of the Pioneer Pipeline
On June 30, 2021, the Corporation closed the previously announced sale of the Pioneer Pipeline to ATCO Gas and Pipelines Ltd. ("ATCO") for the aggregate sale price of $255 million. The net cash proceeds to TransAlta from the sale of its 50 per cent interest, are approximately $128 million, subject to certain adjustments. Following closing of the transaction, the Pioneer Pipeline will be integrated into NOVA Gas Transmission Ltd. ("NGTL") and ATCO's Alberta natural gas transmission systems to provide reliable natural gas supply to the Corporation's power generation stations at Sundance and Keephills. As part of the transaction, TransAlta has entered into additional long-term gas transportation agreements with NGTL for new and existing transportation service of 400 TJ per day by the end of 2023. Please refer to Note 18 for further details.

As a result of this sale, the Corporation has derecognized the related Pioneer Pipeline assets which were classified as assets held for sale ($97 million) and recognized a gain on sale of $31 million on the statement of earnings. In addition, as part of the transaction, the natural gas transportation agreement with the Pioneer Pipeline Limited Partnership was terminated which resulted in the derecognition of the right of use asset ($41 million) and lease liability ($43 million) related to the pipeline, resulting in a gain of $2 million.

E. Sarnia Cogeneration Facility Contract Extension
On May 12, 2021, the Corporation executed an Amended and Restated Energy Supply Agreement with one of its large industrial customers at the Sarnia cogeneration facility which provides for the supply of electricity and steam. This agreement will extend the term of the original agreement from Dec. 31, 2022 to Dec. 31, 2032. The agreement provides that if the Corporation is unable to enter into a new contract with the Ontario Independent Electricity System Operator (“IESO”) or enter into agreements with its other industrial customers at the Sarnia cogeneration facility that extend past Dec. 31, 2025, then the agreement will automatically terminate on Dec. 31, 2025. The current contract with the IESO in respect of the Sarnia cogeneration facility expires on Dec. 31, 2025. The Corporation is in active discussions with the three other existing industrial off-takers regarding extensions to their supply of electricity and steam from the Sarnia cogeneration facility on comparable terms. The current contract with the IESO in respect of the Sarnia cogeneration facility expires on Dec. 31, 2025. On July 19, 2021, the IESO released an Annual Acquisition Report which included draft
F8 TRANSALTA CORPORATION

Notes to Condensed Consolidated Financial Statements

details for mid and long-term procurement mechanisms for capacity for 2026 and beyond for existing and new generation. The Corporation will participate in the consultation process, seeking to secure a contract extension for the Sarnia Cogeneration facility following the end of the current contract.

F. Garden Plain Wind Project
On May 3, 2021, the Corporation announced that it entered into a long-term PPA with Pembina Pipeline Corporation ("Pembina") pursuant to which Pembina has contracted for the renewable electricity and environmental credits of 100 MWs of the 130 MW Garden Plain wind project ("Garden Plain"). Under a separate agreement, Pembina has the option to purchase a 37.7 per cent interest in the project (49 per cent of the power purchase agreement). The option must be exercised no later than 30 days after commercial operational date. TransAlta would remain the operator of the facility and earn a service fee if Pembina exercises this option. Garden Plain will be located approximately 30 km north of Hanna, Alberta. Construction activities are scheduled to start in fall 2021 with completion of the project expected in the second half of 2022. Total construction capital of the project is estimated at approximately $195 million.

G. Mangrove Claim
On April 23, 2019, The Mangrove Partners Master Fund Ltd. ("Mangrove") commenced an action in the Ontario Superior Court of Justice naming TransAlta Corporation, the incumbent members of the Board of Directors of TransAlta Corporation on such date, and Brookfield BRP Holdings (Canada) as defendants. Mangrove was seeking to set aside the 2019 Brookfield transaction. The parties reached a confidential settlement and the action was discontinued in the Ontario Superior Court of Justice on April 30, 2021.

H. Keephills 1 Superheater Force Majeure
Keephills Unit 1 was taken offline from March 17, 2015 to May 17, 2015 as a result of a large leak in the secondary superheater. TransAlta claimed force majeure under the Alberta power purchase arrangement. ENMAX Energy Corporation, the purchaser under the PPA at the time, did not dispute the force majeure but the Balancing Pool attempted to do so, seeking to recover $12 million in capacity payment charges it paid to TransAlta while the unit was offline. The parties reached a confidential settlement on April 21, 2021 and this matter is now resolved.

I. TransAlta Renewables Acquisitions
The Corporation completed the sale of its 100 per cent direct interest in the 207 MW Windrise wind project ("Windrise") to TransAlta Renewables Inc. ("TransAlta Renewables"), a subsidiary of the Corporation, on Feb. 26, 2021 for $213 million. The remaining construction costs for Windrise will be paid by TransAlta Renewables. Windrise is expected to commence commercial operation in the second half of 2021.

On April 1, 2021, the Corporation also completed the sale of its 100 per cent economic interest in the 29 MW Ada cogeneration facility ("Ada") and its 49 per cent economic interest in the 137 MW Skookumchuck wind facility ("Skookumchuck") to TransAlta Renewables for $43 million and $103 million, respectively. Both facilities are fully operational. Pursuant to the transaction, a TransAlta subsidiary owns Ada and Skookumchuck directly and has issued to TransAlta Renewables tracking preferred shares reflecting its economic interest in the facilities. The Ada cogeneration facility is under a PPA until 2026. The Skookumchuck wind facility is contracted under a PPA until 2040 with an investment grade counterparty.

J. Global Pandemic
The World Health Organization declared a Public Health Emergency of International Concern relating to COVID-19 on Jan. 30, 2020, which they subsequently declared, on March 11, 2020, as a global pandemic.

Notwithstanding the challenges associated with the pandemic, all of the Corporation's facilities continue to remain fully operational and capable of meeting our customers' needs. The Corporation continues to work and serve all customers and counterparties under the terms of their contracts. The Corporation has not experienced interruptions to service requirements. Electricity and steam supply continue to remain a critical service requirement to all customers and have been deemed an essential service in the Corporation's jurisdictions.

The Corporation continues to maintain a strong financial position due in part to the long-term contracts and hedged positions. At the end of the second quarter, we had access to $2.0 billion in liquidity including $642 million in cash and cash equivalents.

TRANSALTA CORPORATION F9

Notes to Condensed Consolidated Financial Statements

4. Revenue
A. Disaggregation of Revenue
The majority of the Corporation's revenues are derived from the sale of physical power, capacity and environmental attributes, leasing of power facilities, and from asset optimization activities, which the Corporation disaggregates into the following groups for the purpose of determining how economic factors affect the recognition of revenue.

3 months ended June 30, 2021	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total
Revenue from contracts with customers
Power and other	13	49	44	28	8	1	—	—	143
Environmental credits(1)	—	4	—	—	—	—	—	—	4
Revenue from contracts with customers	13	53	44	28	8	1	—	—	147
Revenue from leases(2)	—	—	5	—	—	—	—	—	5
Revenue from derivatives and other trading activities(3)	—	3	3	—	(55)	48	38	4	41
Merchant revenue and other	101	19	1	2	295	8	—	—	426
Total revenue	114	75	53	30	248	57	38	4	619

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	—	4	—	—	4	1	—	—	9
Over time	13	49	44	28	4	—	—	—	138
Total revenue from contracts with customers	13	53	44	28	8	1	—	—	147
(1) Environmental credit revenue includes inter-segment revenues generated by the Wind and Solar and Hydro segments. Revenues are recognized as emission credits and are used to offset environmental obligations. Elimination of these revenues are reflected at the Corporate segment.
(2) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(3) Represents realized and unrealized gains or losses from hedging positions.

TRANSALTA CORPORATION F10

Notes to Condensed Consolidated Financial Statements

3 months ended June 30, 2020	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal(1)	Centralia(1)	Energy Marketing	Corporate	Total
Revenue from contracts with customers
Power and other(2)	39	55	43	22	78	1	—	—	238
Environmental credits(3)	—	7	—	—	—	—	—	—	7
Total revenue from contracts with customers	39	62	43	22	78	1	—	—	245
Revenue from leases(4)	—	—	1	16	14	—	—	—	31
Revenue from derivatives and other trading activities(5)	—	(6)	—	—	20	67	25	1	107
Merchant revenue and other	3	18	4	1	28	—	—	—	54
Total revenue	42	74	48	39	140	68	25	1	437

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	—	7	—	—	6	1	—	—	14
Over time	39	55	43	22	72	—	—	—	231
Total revenue from contracts with customers	39	62	43	22	78	1	—	—	245
(1) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(2) Certain contract balances within the Wind and Solar segment and North American Gas Segments have been reclassified from revenue from contracts with customers to merchant revenue and other or revenue from leases.
(3) Environmental credit revenue includes inter-segment revenues generated by the Wind and Solar and Hydro segments. Revenues are recognized as emission credits and are used to offset environmental obligations. Elimination of these revenues are reflected at the Corporate segment.
(4) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(5) Represents realized and unrealized gains or losses from hedging positions.

6 months ended June 30, 2021	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total
Revenue from contracts with customers
Power and other	13	112	108	57	14	3	—	—	307
Environmental credits(1)	—	9	—	—	—	—	—	—	9
Revenue from contracts with customers	13	121	108	57	14	3	—	—	316
Revenue from leases(2)	—	—	10	—	—	—	—	—	10
Revenue from derivatives and other trading activities(3)	—	(1)	4	—	(96)	98	99	5	109
Merchant revenue and other	190	41	5	4	536	50	—	—	826
Total revenue	203	161	127	61	454	151	99	5	1,261

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	—	9	—	—	8	3	—	—	20
Over time	13	112	108	57	6	—	—	—	296
Total revenue from contracts with customers	13	121	108	57	14	3	—	—	316
(1) Environmental credit revenue includes inter-segment revenues generated by the Wind and Solar and Hydro segments. Revenues are recognized as emission credits and are used to offset environmental obligations. Elimination of these revenues are reflected at the Corporate segment.
(2) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(3) Represents realized and unrealized gains or losses from hedging positions.

TRANSALTA CORPORATION F11

Notes to Condensed Consolidated Financial Statements

6 months ended June 30, 2020	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal(1)	Centralia(1)	Energy Marketing	Corporate	Total
Revenue from contracts with customers
Power and other(2)	75	116	87	43	155	5	—	—	481
Environmental credits(3)	—	15	—	—	—	—	—	(5)	10
Total revenue from contracts with customers	75	131	87	43	155	5	—	(5)	491
Revenue from leases(4)	—	—	5	31	27	—	—	—	63
Revenue from derivatives and other trading activities(5)	—	5	1	—	22	166	53	3	250
Merchant revenue and other	5	43	6	4	142	39	—	—	239
Total revenue	80	179	99	78	346	210	53	(2)	1,043

Revenue from contracts with customers
Timing of revenue recognition
At a point in time	—	11	—	—	11	5	—	—	27
Over time	75	120	87	43	144	—	—	(5)	464
Total revenue from contracts with customers	75	131	87	43	155	5	—	(5)	491
(1) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(2) Certain contract balances within the Wind and Solar segment and North American Gas Segments have been reclassified from revenue from contracts with customers to merchant revenue and other or revenue from leases.
(3) Environmental credit revenue includes inter-segment revenues generated by the Wind and Solar and Hydro segments. Revenues are recognized as emission credits and are used to offset environmental obligations. Elimination of these revenues are reflected at the Corporate segment.
(4) Total rental income, including contingent rent related to certain PPAs and other long-term contracts that meet the criteria of operating leases.
(5) Represents realized and unrealized gains or losses from hedging positions.

5. Expenses by Nature
Fuel and purchased power and operations, maintenance and administrative ("OM&A") expenses classified by nature are as follows:

	3 months ended June 30				6 months ended June 30
	2021		2020		2021		2020
	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A	Fuel and purchased power	OM&A
Gas fuel costs(1)	62	—	31	—	120	—	71	—
Coal fuel costs(1)(2)	24	—	16	—	70		85	—
Royalty, land lease, other direct costs	5	—	6	—	10	—	11	—
Purchased power	64	—	25	—	133	—	64	—
Mine depreciation(3)	50	—	25	—	105	—	53	—
Salaries and benefits	7	61	13	54	17	107	25	121
Other operating expenses(4)	—	90	—	58	—	149	—	119
Total	212	151	116	112	455	256	309	240
(1) In the first and second quarters of 2021, fuel costs have been split to show gas and coal fuel costs separately within the above table and carbon compliance costs have been reclassified from fuel and purchased power to a separate line called carbon compliance costs on the condensed consolidated statements of earnings (loss). Prior periods have been adjusted to reflect these reclassifications.
(2) Included in coal fuel costs for the three and six months ended June 30, 2021, were $3 million and $11 million, respectively, related to the impairment of coal inventory recorded during 2021 .
(3) Included in mine depreciation for the three and six months ended June 30, 2021, were $12 million and $29 million, respectively, related to the impairment of mine depreciation recorded during2021.
(4) During the second quarter of 2021, OM&A costs included a writedown of $25 million for parts and material inventory related to the Highvale mine and coal operations at our gas converted facilities. Please refer to Note 12 for further details.

TRANSALTA CORPORATION F12

Notes to Condensed Consolidated Financial Statements

6. Asset Impairment Charges and Reversals

	3 months ended June 30		6 months ended June 30
	2021	2020	2021	2020
PP&E impairment - Kaybob Cogeneration Project	—	—	27	—
Intangible asset impairment - Coal Rights(1)	—	—	14	—
Changes in decommissioning and restoration provisions for retired assets(2)	6	32	(6)	(9)
PP&E impairment - Alberta Thermal(3)	10	—	10	—
Asset impairment (reversal)	16	32	45	(9)
(1) Impaired to nil as no future coal will be extracted from this area of the mine.
(2) Change primarily due to changes in discount rates on retired assets.
(3) Certain capital spares and vehicles at the Highvale mine have been impaired as they will not be utilized in our converted gas facilities. Amounts have been adjusted to the expected recoverable amount less costs of disposal.

Kaybob Cogeneration Project
Energy Transfer Canada, formerly SemCAMS Midstream ULC ("ET Canada") purported to terminate the agreements related to the development and construction of the Kaybob Cogeneration Project. As a result, during the first quarter of 2021, the Corporation recorded an impairment of $27 million in the Corporate segment as this facility was not yet operational. The recoverable amount was based on estimated fair value less costs of disposal of reselling the equipment purchased to date. TransAlta has commenced an arbitration seeking compensation for ET Canada's wrongful termination of the agreements. ET Canada seeks a declaration that the Agreements were lawfully terminated. Please refer to Note 18 for further details.

7. Net Interest Expense
The components of net interest expense are as follows:

	3 months ended June 30		6 months ended June 30
	2021	2020	2021	2020
Interest on debt	40	39	80	82
Interest on exchangeable debentures	7	8	14	15
Interest on exchangeable preferred shares	7	—	14	—
Interest income	(3)	(2)	(6)	(5)
Capitalized interest	(3)	(1)	(8)	(2)
Interest on lease liabilities	2	2	4	4
Credit facility fees, bank charges and other interest	4	5	8	9
Tax shield on tax equity financing	—	—	1	—
Other	(1)	—	2	1
Accretion of provisions	7	6	14	15
Net interest expense	60	57	123	119

TRANSALTA CORPORATION F13

Notes to Condensed Consolidated Financial Statements

8. Income Taxes
The components of income tax expense are as follows:

	3 months ended June 30		6 months ended June 30
	2021	2020	2021	2020
Current income tax expense	12	12	35	21
Deferred income tax recovery related to the origination and reversal of temporary differences	—	(14)	(19)	(24)
Deferred income tax expense arising from the writedown (reversal of previous writedowns) of deferred income tax assets(1)	32	(15)	48	(12)
Income tax expense (recovery)	44	(17)	64	(15)

	3 months ended June 30		6 months ended June 30
	2021	2020	2021	2020
Current income tax expense	12	12	35	21
Deferred income tax expense (recovery)	32	(29)	29	(36)
Income tax expense (recovery)	44	(17)	64	(15)
(1) During the three and six months ended June 30, 2021, the Corporation recorded a writedown on deferred tax assets of $32 million and $48 million, respectively (June 30, 2020 - reversed a previous writedown of $15 million and $12 million). The deferred income tax assets mainly relate to the tax benefits of losses associated with the Corporation’s directly owned US operations. The Corporation evaluates at each period end, whether it is probable that sufficient future taxable income would be available from the Corporation’s directly owned US operations to utilize the underlying tax losses. The Corporation wrote these assets off as it is not considered probable that sufficient future taxable income will be available from the Corporation’s directly owned US operations to utilize the underlying tax losses.

9. Non-Controlling Interests
The Corporation’s subsidiaries with significant non-controlling interests are TransAlta Renewables and TransAlta Cogeneration L.P. The net earnings, distributions, and equity attributable to TransAlta Renewables’ non-controlling interests include the 17 per cent non-controlling interest in Kent Hills Wind LP, which owns the 167 MW Kent Hills wind farm located in New Brunswick.

	3 months ended June 30		6 months ended June 30
	2021	2020	2021	2020
Net earnings
TransAlta Cogeneration L.P.	19	2	31	5
TransAlta Renewables	11	13	30	17
	30	15	61	22

Total comprehensive income (loss)
TransAlta Cogeneration L.P.	19	2	31	5
TransAlta Renewables	14	(15)	(8)	7
	33	(13)	23	12

Cash distributions paid to non-controlling interests
TransAlta Cogeneration L.P.	5	3	17	4
TransAlta Renewables	25	20	50	38
	30	23	67	42

As at	June 30, 2021	Dec. 31, 2020
Equity attributable to non-controlling interests
TransAlta Cogeneration L.P.	150	136
TransAlta Renewables	890	948
	1,040	1,084
Non-controlling interests share (per cent)
TransAlta Cogeneration L.P.	49.99	49.99
TransAlta Renewables	39.9	39.9

TRANSALTA CORPORATION F14

Notes to Condensed Consolidated Financial Statements

10. Financial Instruments
A. Financial Assets and Liabilities – Measurement

Financial assets and financial liabilities are measured on an ongoing basis at fair value, or amortized cost.
B. Fair Value of Financial Instruments

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.
a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.
b. Level II
Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

c. Level III

Fair values are determined using inputs for the assets or liabilities that are not readily observable.
For assets and liabilities that are recognized at fair value on a recurring basis, the Corporation determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

There were no changes in the Corporation’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. For additional information, please refer to Note 15 of the 2020 audited annual consolidated financial statements.

Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of certain unobservable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses or the offsetting impact of Level II positions. Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, commodity volatility and correlations, delivery volumes, escalation rates and cost of supply.

TRANSALTA CORPORATION F15

Notes to Condensed Consolidated Financial Statements

As at	June 30, 2021
Description	Base fair value	Sensitivity	Valuation technique	Unobservable input	Range	Reasonable possible change
Long-term power sale – US	361	+28 -124	Long-term price forecast	Illiquid future power prices (per MWh)	US$27 to US$31	Price decrease of US$3 or price increase of US$12
Coal transportation - US	(30)	+9 -9	Numerical derivation valuation	Illiquid future power prices (per MWh)	US$27 to US$31	Price decrease of US$3 or price increase of US$12
				Volatility	30% to 70%	80% to 120%
				Rail rate escalation	$22 to $24	zero to 4%
Full requirements - Eastern US	(49)	+5 -4	Historical bootstrap	Volume		95% to 105%
				Cost of supply		(+/-) US$1 per MWh
Long-term wind energy sale – Eastern US	(20)	+22 -22	Long-term price forecast	Illiquid future power prices (per MWh)	US$34 to US$48	Price increase or decrease of US$6
				Illiquid future REC prices (per unit)	US$2 to US$14	Price decrease of US$3 or price increase of US$2
Long-term wind energy sale – Canada	(1)	+31 -18	Long-term price forecast	Illiquid future power prices (per MWh)	US$51 to US$98	Price decrease of $26 or increase of $4
				Monthly wind discounts	34% to 54%	5% decrease or 5% increase
Others	(16)	+7 -13

As at	Dec. 31, 2020
Description	Base fair value	Sensitivity	Valuation technique	Unobservable input	Range	Reasonable possible change
Long-term power sale – US	598	+35 -59	Long-term price forecast	Illiquid future power prices (per MWh)	US$24 to US$32	Price decrease of US$3 or a price increase of US$5
Coal transportation - US	(16)	+3 -5	Numerical derivative valuation	Illiquid future power prices (per MWh)	US$24 to US$32	Price decrease of US$3 or a price increase of US$5
				Volatility	15% to 40%	80% to 120%
				Rail rate escalation	US$21 to US$24	zero to 4%
Full requirements - Eastern US	11	+3 -3	Historical bootstrap	Volume		95% to 105%
				Cost of supply		(+/-) US$1 per MWh
Long-term wind energy sale – Eastern US	(29)	+22 -22	Long-term price forecast	Illiquid future power prices (per MWh)	US$35 to US$52	Price increase or decrease of US$6
				Illiquid future REC prices (per unit)	US$11	Price increase or decrease of US$1
Others	(4)	+5 -5

TRANSALTA CORPORATION F16

Notes to Condensed Consolidated Financial Statements

i. Long-Term Power Sale – US
The Corporation has a long-term fixed price power sale contract in the US for delivery of power at the following capacity levels: 380 MW through Dec. 31, 2024, and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.
The contract is denominated in US dollars. With the weakening of the US dollar relative to the Canadian dollar from Dec. 31, 2020 to June 30, 2021, the base fair value and the sensitivity values have decreased by approximately $11 million and $4 million, respectively.
ii. Coal Transportation - US
The Corporation has a coal rail transport agreement that includes an upside sharing mechanism to the benefit of the supplier, with a contract start date of Jan. 1, 2021, and extending until Dec. 31, 2025. Option pricing techniques have been utilized to value the obligation associated with this component of the deal.

iii. Full Requirements – Eastern US
The Corporation has a portfolio of full requirement service contracts, whereby the Corporation agrees to supply specific utility customer needs for a range of products that may include electrical energy, capacity, transmission, ancillary services, renewable energy credits and independent system operator costs.

iv. Long-Term Wind Energy Sale – Eastern US
In relation to the Big Level wind facility, the Corporation has a long-term contract for differences whereby the Corporation receives a fixed price per MWh and pays the prevailing real-time energy market price per MWh as well as the physical delivery of renewable energy credits ("RECs") based on proxy generation. Commercial operation of the facility was achieved in December 2019, with the contract commencing on July 1, 2019, and extending for 15 years after the commercial operation date. The contract is accounted for at fair value through profit or loss.
v. Long-Term Wind Energy Sale – Canada
In relation to the Garden Plain wind facility, the Corporation has entered into a virtual PPA whereby the Corporation receives the difference between the fixed contract price per MWh and the Alberta Electric System Operator ("AESO") settled pool price per MWh. The contract commences on commercial operation of the facility, which is expected by the end of 2022, and extending for 18 years past that date. The energy component of the contract is accounted for at fair value through profit or loss.

The key unobservable inputs used in the valuation of the contract are the non-liquid forward prices for power and monthly wind discounts.

II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.
Commodity risk management assets and liabilities classified by fair value levels as at June 30, 2021, are as follows: Level I - $19 million net asset (Dec. 31, 2020 – $13 million net liability), Level II – $77 million net asset (Dec. 31, 2020 – $27 million net liability) and Level III – $245 million net asset (Dec. 31, 2020 – $582 million net asset).

Significant changes in commodity net risk management assets and liabilities during the six months ended June 30, 2021, are primarily attributable to volatility in market prices and contract settlements.

TRANSALTA CORPORATION F17

Notes to Condensed Consolidated Financial Statements

The following tables summarize the key factors impacting the fair value of the Level III commodity risk management assets and liabilities by classification level during the six months ended June 30, 2021 and 2020, respectively:

	6 months ended June 30, 2021			6 months ended June 30, 2020
	Hedge	Non-hedge	Total	Hedge	Non-hedge	Total
Opening balance	573	9	582	678	8	686
Changes attributable to:
Market price changes on existing contracts	(142)	(46)	(188)	65	18	83
Market price changes on new contracts	—	(62)	(62)	—	4	4
Contracts settled	(70)	(1)	(71)	(42)	(5)	(47)
Change in foreign exchange rates	(17)	1	(16)	34	(1)	33
Net risk management assets (liabilities), end of period	344	(99)	245	735	24	759
Additional Level III information:
Gains (losses) recognized in other comprehensive income	(160)	—	(160)	99	—	99
Total gains (losses) included in earnings before income taxes	70	(107)	(37)	42	21	63
Unrealized gains (losses) included in earnings before income taxes relating to net assets held at period end	—	(108)	(108)	—	16	16

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in managing exposures on non-energy marketing transactions such as interest rates, the net investment in foreign operations and other foreign currency risks. Hedge accounting is not always applied.
Other risk management assets and liabilities with a total net asset fair value of $10 million as at June 30, 2021 (Dec. 31, 2020 – $12 million net liability) are classified as Level II fair value measurements. The significant changes in other net risk management assets during the six months ended June 30, 2021, are primarily attributable to favourable changes in interest and foreign exchange rates.
IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value(1)				Total carrying
	Level I	Level II	Level III	Total	value(1)
Exchangeable securities - June 30, 2021	—	779	—	779	732
Long-term debt - June 30, 2021	—	3,162	—	3,162	3,007

Exchangeable securities - Dec. 31, 2020	—	769	—	769	730
Long-term debt - Dec. 31, 2020	—	3,480	—	3,480	3,227
(1) Includes current portion.

The fair values of the Corporation’s debentures, senior notes and exchangeable securities are determined using prices observed in secondary markets. Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, restricted cash, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received and dividends payable) approximates fair value due to the liquid nature of the asset or liability. The fair values of the loan receivable recorded in other assets approximate the carrying amounts as amounts receivable represent cash flows from repayments of principal and interest.

TRANSALTA CORPORATION F18

Notes to Condensed Consolidated Financial Statements

C. Inception Gains and Losses
The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. For derivatives that extend beyond the time period for which exchange-based quotes are available, the fair values of these derivatives are determined using inputs that are not readily observable. Please refer to section B of this Note 10 above for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “Transaction Price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the condensed consolidated statements of financial position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the Transaction Price and the fair value determined using a valuation model, yet to be recognized in net earnings, and a reconciliation of changes is as follows:

	6 months ended June 30
	2021	2020
Unamortized net gain (loss) at beginning of period	(33)	9
New inception gains	15	4
Change in foreign exchange rates	1	(1)
Amortization recorded in net earnings during the period	(7)	(25)
Unamortized net loss at end of period(1)	(24)	(13)
(1) In the third quarter of 2020, the net inception gain on the long-term fixed price power sale contract in the US changed to a loss position based on the day 1 forward price curve at inception of the contract.

11. Risk Management Activities
The Corporation is exposed to market risk from changes in commodity prices, foreign exchange rates, interest rates, credit risk and liquidity risk. These risks affect the Corporation's earnings and the value of associated financial instruments that the Corporation holds. The Corporation's risk management strategy, policies and controls are designed to ensure that the risk it assumes comply with the Corporation's internal objectives and its risk tolerance. For additional information on the Corporation's Risk Management Activities please refer to Note 16 of the 2020 audited annual consolidated financial statements.

A. Net Risk Management Assets and Liabilities
Aggregate net risk management assets and (liabilities) are as follows:

As at June 30, 2021
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	(3)	(12)	(15)
Long-term	345	11	356
Net commodity risk management assets	342	(1)	341
Other
Current	4	(1)	3
Long-term	—	7	7
Net other risk management assets	4	6	10

Total net risk management assets	346	5	351

TRANSALTA CORPORATION F19

Notes to Condensed Consolidated Financial Statements

As at Dec. 31, 2020
	Cash flow hedges	Not designated as a hedge	Total
Commodity risk management
Current	101	(11)	90
Long-term	471	(19)	452
Net commodity risk management assets (liabilities)	572	(30)	542
Other
Current	(9)	(4)	(13)
Long-term	—	1	1
Net other risk management liabilities	(9)	(3)	(12)

Total net risk management assets (liabilities)	563	(33)	530

B. Nature and Extent of Risks Arising from Financial Instruments

I. Market Risk

i. Commodity Price Risk Management – Proprietary Trading

The Corporation’s Energy Marketing segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue and gain market information. Value at risk ("VaR") is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur. VaR at June 30, 2021, associated with the Corporation’s proprietary trading activities was $3 million (Dec. 31, 2020 - $1 million).
ii. Commodity Price Risk – Generation
The generation segments utilize various commodity contracts to manage the commodity price risk associated with electricity generation, fuel purchases, emissions and byproducts, as considered appropriate. VaR is used to determine the potential change in value of the Corporation’s commodity derivative instruments used in association with generation activities, over a three-day period within a 95 per cent confidence level, resulting from normal market fluctuations. Changes in market prices associated with these activities affect net earnings in the period that the price changes occur. VaR at June 30, 2021, associated with the Corporation's commodity derivative instruments used in generation hedging activities was $42 million (Dec. 31, 2020 - $12 million). For positions and economic hedges that do not meet hedge accounting requirements or for short-term optimization transactions such as buybacks entered into to offset existing hedge positions, these transactions are marked to the market value with changes in market prices associated with these transactions affecting net earnings in the period in which the price change occurs. VaR at June 30, 2021, associated with these transactions was $22 million (Dec. 31, 2020 - $15 million).
II. Credit Risk
The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. The following table outlines the Corporation’s maximum exposure to credit risk without taking into account collateral held, including the distribution of credit ratings, as at June 30, 2021:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total amount
Trade and other receivables(1)	91	9	100	695
Long-term finance lease receivable	100	—	100	201
Risk management assets(1)	94	6	100	681
Loan receivable(2)	—	100	100	54
Total				1,631

(1) Letters of credit and cash and cash equivalents are the primary types of collateral held as security related to these amounts.
(2) The counterparty has no external credit rating.

TRANSALTA CORPORATION F20

Notes to Condensed Consolidated Financial Statements

The maximum credit exposure to any one customer for commodity trading operations and hedging, including the fair value of open trades, net of any collateral held, at June 30, 2021, was $28 million (Dec. 31, 2020 - $22 million). TransAlta has implemented additional monitoring and risk mitigation measures to address the on-going impacts from the COVID-19 pandemic.

III. Liquidity Risk

TransAlta continues to be in a strong financial position with no liquidity issues. The Corporation has sufficient existing liquidity available to meet its upcoming debt maturities. The next major debt repayment is scheduled for November 2022. Our highly diversified asset portfolio, by both fuel type and operating region, provide stability in our cash flows and highlight the strength of our long-term contracted asset base.
Liquidity risk relates to the Corporation’s ability to access capital to be used for capital projects, debt refinancing, proprietary trading activities, commodity hedging and general corporate purposes. A maturity analysis of the Corporation’s financial liabilities as well as financial assets that are expected to generate cash inflows to meet cash outflows on financial liabilities, is as follows:

	2021	2022	2023	2024	2025	2026 and thereafter	Total
Accounts payable and accrued liabilities	582	—	—	—	—	—	582
Long-term debt(1)	48	610	162	119	134	1,967	3,040
Exchangeable securities(2)	—	—	—	—	750	—	750
Commodity risk management liabilities (assets)	66	(59)	(118)	(126)	(98)	(6)	(341)
Other risk management liabilities (assets)	1	(2)	(5)	(3)	—	(1)	(10)
Lease liabilities(3)	2	(6)	4	3	2	79	84
Interest on long-term debt and lease obligations(4)	76	148	120	115	109	852	1,420
Interest on exchangeable securities(2,4)	26	52	53	53	—	—	184
Dividends payable	37	—	—	—	—	—	37
Total	838	743	216	161	897	2,891	5,746
(1) Excludes impact of hedge accounting and derivatives.
(2) Assumes the debentures will be exchanged on Jan. 1, 2025. Please refer to Note 15 for further details.
(3) Lease liabilities include a lease incentive of $13 million expected to be received in 2022.
(4) Not recognized as a financial liability on the condensed consolidated statements of financial position.

C. Collateral and Contingent Features in Derivative Instruments
Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.

As at June 30, 2021, the Corporation had posted collateral of $227 million (Dec. 31, 2020 – $163 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk contingent features, which if triggered could result in the Corporation having to post an additional $110 million (Dec. 31, 2020 – $85 million) of collateral to its counterparties.

12. Inventory
The cost of coal from the Highvale mine continues to increase as a result of the Corporation's decision to convert coal fired facilities to natural gas. The cost of coal is not expected to be recovered based on current power pricing. For the three and six months ended June 30, 2021, the fuel and purchased power includes a $15 million and $40 million writedown, respectively, on internally produced coal inventory to its net realizable value, of which $12 million and $29 million relates to increased depreciation from the accelerated closure of the mine.

TRANSALTA CORPORATION F21

Notes to Condensed Consolidated Financial Statements

The components of inventory are as follows:

As at	June 30, 2021	Dec. 31, 2020
Parts and materials	83	107
Coal	82	83
Deferred stripping costs	3	8
Natural gas	3	2
Purchased emission credits	37	38
Total	208	238

During the second quarter of 2021, OM&A costs included a writedown of $25 million for parts and material inventory related to the Highvale mine and coal operations at our gas converted facilities. With the accelerated shut down of the Highvale mine and progression towards full conversion to gas by the end of 2021, it was determined that a portion of the coal-related parts and materials inventory would not be utilized in the operations of our converted gas facilities and adjusted their values down to the expected net realizable amounts for the remainder of 2021.

Carbon compliance costs are regulated costs that the business incurs as a result of greenhouse gases emission generated from our operating units. TransAlta’s exposure to carbon compliance costs is mitigated through the use of eligible emission credits generated from the Corporation’s Wind and Solar and Hydro segments, as well as, purchasing emission credits from the market at prices lower than the regulated compliance price of carbon. Emission credits generated from our Alberta business have no recorded book value but are expected to be used to offset emission obligations from our Alberta Thermal and North American Gas segments in the future when the compliance price of carbon is expected to increase, resulting in a reduced cash cost for carbon compliance. At June 30, 2021, we currently hold 1,531,198 credits of inventory purchased externally with a recorded book value of $37 million (Dec. 31, 2020 — 1,434,761 credits with a recorded book value of $38 million). The Corporation has approximately 736,213 (Dec. 31, 2020 — 502,653) of internally generated eligible emission credits with no recorded book value.

13. Property, Plant and Equipment
During the three and six months ended June 30, 2021, the Corporation had additions of $119 million and $217 million, respectively. The additions mainly related to assets under construction for the boiler conversions, Windrise wind project, Sundance Unit 5 repowering project and other planned major maintenance expenditures. Please refer to the Significant and Subsequent Events section for more details on the status of the Sundance Unit 5 repowering project.

TRANSALTA CORPORATION F22

Notes to Condensed Consolidated Financial Statements

14. Credit Facilities, Long-Term Debt and Lease Liabilities

The amounts outstanding are as follows:

As at	June 30, 2021			Dec. 31, 2020
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	—	—	—%	114	114	2.7%
Debentures	251	251	7.1%	249	251	7.1%
Senior notes(3)	860	867	5.4%	886	894	5.4%
Non-recourse(4)	1,765	1,784	4.1%	1,837	1,858	4.1%
Other(5)	131	138	7.1%	141	147	7.1%
	3,007	3,040		3,227	3,264
Lease liabilities	84			134
	3,091			3,361
Less: current portion of long-term debt	(109)			(97)
Less: current portion of lease liabilities	(6)			(8)
Total current long-term debt and lease liabilities	(115)			(105)
Total credit facilities, long-term debt and lease liabilities	2,976			3,256

(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers’ acceptances and other commercial borrowings under long-term committed credit facilities.
(3) US face value at June 30, 2021 - US$700 million (Dec. 31, 2020 - US$700 million).
(4) Includes AU$800 million (Dec 31, 2020 - AU$800 million) senior secured note offering by TEC Hedland Pty Ltd., a subsidiary of the Corporation.
(5) Includes US$107 million at June 30, 2021 (Dec. 31, 2020 - US$110 million) of tax equity financing.

The Corporation has $2.0 billion of committed syndicated credit facilities and $0.2 billion of committed bilateral credit facilities, of which $1.4 billion was available as at June 30, 2021 (Dec. 31, 2020 – $1.5 billion) including the undrawn letters of credit. This includes a $1.25 billion credit facility which was converted into a facility with a Sustainability-Linked Loan ("SLL") and which was extended to June 30, 2025. The facility's financing terms will align the cost of borrowing to TransAlta's greenhouse gas emission reduction and gender diversity targets, which are part of the Corporation's overall environment, social and governance, or ESG. The SLL will have a cumulative pricing adjustment to the borrowing costs on the facilities and a corresponding adjustment to the standby fee (the "Sustainability Adjustment"). Depending on performance against interim targets that have been set for each year of the credit facility term, the Sustainability Adjustment is structured as a two-way mechanic and could move either up, down or remain unchanged for each sustainability performance target based on performance. In addition, the Corporation's committed bilateral credit facilities were also extended to June 30, 2023.
As at June 30, 2021, the Corporation was in compliance with all debt covenants.

The weakening of the US dollar has decreased our US-denominated long-term debt balances, mainly the senior notes and tax equity financing, by $31 million as at June 30, 2021. Almost all our US-denominated debt is hedged either through financial contracts or net investments in our US operations. During the period, these changes in our US-denominated debt were offset as follows:

June 30, 2021
Effects of foreign exchange on carrying amounts of US operations (net investment hedge)	(14)
Foreign currency economic cash flow hedges on debt	(6)
Economic hedges and other	(7)
Unhedged	(4)
Total	(31)

Additionally, the weakening of the Australian dollar has decreased our Australian-denominated non-recourse senior secured notes by approximately $33 million. As this debt is issued by an Australian subsidiary, the foreign currency translation impacts are recognized within other comprehensive income and not in foreign exchange gains (losses) on the statement of earnings.

TRANSALTA CORPORATION F23

Notes to Condensed Consolidated Financial Statements

15. Exchangeable Securities
A. $750 Million Exchangeable Securities

As at	June 30, 2021			Dec. 31, 2020
	Carrying value	Face value	Interest	Carrying value	Face value	Interest
Exchangeable debentures – due May 1, 2039	332	350	7%	330	350	7%
Exchangeable preferred shares(1)	400	400	7%	400	400	7%
Total Exchangeable Securities	732	750		730	750
(1) Exchangeable preferred share dividends are reported as interest expense.

On May 3, 2021, the Corporation declared a dividend of $7 million in aggregate for the issued and outstanding Cumulative Redeemable Rate Reset First Preferred Share, Series I ("Exchangeable Preferred Shares") at the fixed rate of 1.726 per cent per Share paid on May 31, 2021. On Aug. 5, 2021, the Corporation declared a dividend of $7 million in aggregate for Exchangeable Preferred Shares at the fixed rate of 1.745 per cent, per Share payable on Aug. 31, 2021. The Exchangeable Preferred Shares are considered debt for accounting purposes, and as such, dividends are reported as interest expense (Note 7).

B. Option to Exchange

As at	June 30, 2021		Dec. 31, 2020
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Option to exchange – embedded derivative	—	nil -41	—	nil -33

The Corporation entered into an investment agreement pursuant to which Brookfield Renewable Partners and its affiliates (collectively “Brookfield”) invested $750 million in the Corporation through the purchase of exchangeable securities.

The investment agreement allows Brookfield the Option to Exchange all of the outstanding exchangeable securities into an equity ownership interest of up to a maximum 49 per cent in an entity formed to hold TransAlta’s Alberta Hydro Assets after Dec. 31, 2024. The fair value of the Option to Exchange is considered a Level III fair value measurement as there is no available market-observable data. It is therefore valued using a mark-to-forecast model with inputs that are based on historical data and changes in underlying discount rates only when it represents a long-term change in the value of the Option to Exchange.

Sensitivity ranges for the base fair value are determined using reasonably possible alternative assumptions for key unobservable inputs, which is mainly the change in the implied discount rate of the future cash flow. The sensitivity analysis has been prepared using the Corporation’s assessment that a change in the implied discount rate of the future cash flow of 1 per cent is a reasonably possible change.

16. Common Shares
A. Issued and Outstanding
 TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	6 months ended June 30
	2021		2020
	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	269.8	2,896	277.0	2,978
Effect of share-based payment plans	—	(3)	—	(4)
Purchased and cancelled under the NCIB	—	—	(2.8)	(30)
Stock options exercised	1.2	8	—	—
Issued and outstanding, end of period	271.0	2,901	274.2	2,944

TRANSALTA CORPORATION F24

Notes to Condensed Consolidated Financial Statements

B. NCIB Program
On May 25, 2021, the Toronto Stock Exchange ("TSX") accepted the notice filed by the Corporation to implement a normal course issuer bid ("NCIB") for a portion of our common shares. Pursuant to the NCIB, TransAlta may repurchase up to a maximum of 14,000,000 common shares, representing approximately 7.16 per cent of its public float of common shares as at May 18, 2021. Any common shares purchased under the NCIB will be cancelled. The period during which TransAlta is authorized to make purchases under the NCIB commences on May 31, 2021 and ends on May 30, 2022.

Shares purchased by the Corporation under the NCIB are recognized as a reduction to share capital equal to the average carrying value of the common shares. Any difference between the aggregate purchase price and the average carrying value of the common shares is recorded in deficit.

	June 30, 2021	June 30, 2020
Total shares purchased	—	2,849,400
Average purchase price per share	$—	$7.51
Total cost	—	21
Weighted average book value of shares cancelled	—	30
Amount recorded in deficit	—	9

C. Dividends
On May 3, 2021, the Corporation declared a quarterly dividend of $0.045 per common share, paid on July 1, 2021. On August 5, 2021, the Corporation declared a quarterly dividend of $0.045 per common share, payable on Oct. 1, 2021.
There have been no other transactions involving common shares between the reporting date and the date of completion of these unaudited interim condensed consolidated financial statements.

D. Stock Options
On May 4, 2021, the Corporation approved amendments to the Stock Option Plan to reduce the total aggregate number of common shares held in reserve for issuance under this program. The amendments reduce the aggregate total number of shares reserved for issuance to 14,500,000 common shares as at March 31, 2021 (Dec. 31, 2020 - 16,500,000 common shares).

17. Preferred Shares
A. Issued and Outstanding
All preferred shares issued and outstanding are non-voting cumulative redeemable fixed or floating rate first preferred shares.

	June 30, 2021		Dec. 31, 2020
Series	Number of shares (millions)	Amount	Number of shares (millions)	Amount
Series A	9.6	235	10.2	248
Series B	2.4	58	1.8	45
Series C	11.0	269	11.0	269
Series E	9.0	219	9.0	219
Series G	6.6	161	6.6	161
Issued and outstanding, end of period	38.6	942	38.6	942

On March 18, 2021, the Corporation announced that 1,417,338 of its 10.2 million Series A Cumulative Fixed Redeemable Rate Reset Preferred Shares ("Series A Shares") and 871,871 of its 1.8 million Series B Cumulative Redeemable Floating Rate Preferred Shares ("Series B Shares") were tendered for conversion, on a one-for-one basis, into Series B Shares and Series A Shares, respectively after having taken into account all election notices. As a result of the conversion, the Corporation had 9.6 million Series A shares and 2.4 million Series B Shares issued and outstanding as at March 31, 2021.

TRANSALTA CORPORATION F25

Notes to Condensed Consolidated Financial Statements

B. Dividends
The following table summarizes the value of preferred share dividends declared during the six months ended June 30, 2021 and 2020:

		3 months ended June 30		6 months ended June 30
Series	Quarterly amounts per share	2021	2020	2021(1)	2020
A	0.17981	2	1	2	3
B(2)	0.13108	—	1	—	1
C	0.25169	3	3	3	6
E	0.32463	3	3	3	6
G	0.31175	2	2	2	4
Total for the period		10	10	10	20
(1) No dividends were declared in the first quarter of 2021 as the quarterly dividend related to the period covering the first quarter of 2021 was declared in December 2020.
(2) Series B Preferred Shares pay quarterly dividends at a floating rate based on the 90-day Government of Canada Treasury Bill rate, plus 2.03 per cent.

On May 3, 2021, the Corporation declared a quarterly dividend of $0.17981 per share on the Series A preferred shares, $0.13108 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.31175 per share on the Series G preferred shares, paid on June 30, 2021.

On August 5, 2021, the Corporation declared a quarterly dividend of $0.17981 per share on the Series A preferred shares, $0.13479 per share on the Series B preferred shares, $0.25169 per share on the Series C preferred shares, $0.32463 per share on the Series E preferred shares, and $0.31175 per share on the Series G preferred shares, payable on Sept. 30, 2021.

18. Commitments and Contingencies
A. Commitments
In addition to the commitments disclosed elsewhere in these unaudited interim condensed consolidated financial statements and those disclosed in the 2020 audited annual financial statements, during 2021, the Corporation has incurred the following additional contractual commitments, either directly or through its interests in joint operations. Approximate future payments under these agreements are shown in the table below. In addition, certain commitments disclosed in the 2020 audited annual financial statements are based on variable pricing. Any material updates to contracts containing variable pricing are discussed below.

Natural Gas and Transportation Contracts
As part of the sale of the Pioneer Pipeline, the Corporation entered into a 15-year agreement for an additional 275 TJ per day of natural gas transportation on a firm basis by 2023, representing a new commitment of $439 million over the next 15 years. This agreement replaces, in part, the Corporation's existing 15-year commitment for natural gas transportation for 139 TJ per day on the Pioneer Pipeline, which was terminated on June 30, 2021, and was accounted for as a lease. As a result, the Corporation now has firm gas transportation contracts in place for 400 TJ per day by 2023. Additionally, on June 30, 2021 the Corporation's agreement to purchase 139 TJ per day of natural gas from Tidewater was terminated, which reduces the commitments disclosed at Dec. 31, 2020 by $1.7 billion.

B. Contingencies
TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required. For the current significant outstanding contingencies, please refer to Note 36 of the 2020 audited annual consolidated financial statements. The changes to these contingencies during the six months ended June 30, 2021 are included below:

I. Sarnia Outages
The Sarnia cogeneration facility experienced three separate events between May 19, 2021 and June 9, 2021 that resulted in steam interruptions to its industrial customers. As a result, the customers have submitted claims for

TRANSALTA CORPORATION F26

Notes to Condensed Consolidated Financial Statements

liquidated damages. The Corporation commenced an investigation to determine the root cause of each of the three events, which should be completed in the third quarter of 2021. The results of the investigation will help to determine if any liquidated damages are owing and, if so, the quantum.

II. Transmission Line Loss Rule Proceeding
The Corporation has been participating in a transmission line loss rule proceeding before the Alberta Utilities Commission ("AUC"). The AUC determined that it has the ability to retroactively adjust line loss charges going back to 2006 and directed the AESO to recalculate loss factors for 2006 to 2016. The first two invoices were received during 2020 for a cumulative amount of $17 million and the third and final invoice for $11 million was received in the first quarter of 2021. All invoices have settled as of the second quarter of 2021, which remain subject to true-up invoices expected to be issued by the AESO in Oct. 2021. The impact of the true-up invoices, if any, to the Corporation is not known at this time.
III. Kaybob 3 Cogeneration Dispute
The Corporation is engaged in a dispute with ET Canada as a result of ET Canada’s purported termination of agreements between the parties to develop, construct and operate a 40 MW cogeneration facility at the Kaybob South No. 3 sour gas processing facility. TransAlta commenced an arbitration seeking full compensation for ET Canada's wrongful termination of the agreements. ET Canada seeks a declaration that the agreements were lawfully terminated. A hearing has not yet been scheduled but will likely occur sometime in 2022.

IV. Fortescue Metals Group Ltd. Dispute
The Corporation is currently engaged in a dispute with Fortescue Metals Group Ltd. ("FMG") as a result of FMG's purported termination of the South Hedland PPA. TransAlta sued FMG, seeking payments of amounts invoiced and not paid under the South Hedland PPA, as well as a declaration that the PPA is valid and in force. FMG, on the other hand, seeks a declaration that the PPA was lawfully terminated. The trial for this matter was to start on May 3, 2021 but, on May 2, 2021, the Corporation entered into a conditional settlement with FMG. The trial has been adjourned pending satisfaction of the settlement conditions.

TRANSALTA CORPORATION F27

Notes to Condensed Consolidated Financial Statements

19. Segment Disclosures
A. Reported Segment Earnings (Loss)

3 months ended June 30, 2021	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total	Equity accounted investments(1)	IFRS Financials
Revenues	114	79	53	30	248	57	38	4	623	(4)	619
Fuel and purchased power(2)	3	3	18	3	128	53	—	4	212	—	212
Carbon compliance(2)	—	—	5	—	37	—	—	—	42	—	42
Gross margin	111	76	30	27	83	4	38	—	369	(4)	365
Operations, maintenance, and administration	14	15	13	8	58	12	7	24	151	—	151
Depreciation and amortization	9	36	11	7	42	13	1	6	125	(2)	123
Asset impairment	—	—	—	—	12	4	—	—	16	—	16
Taxes, other than income taxes	1	2	1	—	4	1	—	—	9	(1)	8
Net other operating income	—	—	—	—	(11)	—	—	—	(11)	—	(11)
Operating income (loss)	87	23	5	12	(22)	(26)	30	(30)	79	(1)	78
Equity income from associate	—	—	—	—	—	—	—	(2)	(2)	4	2
Finance lease income	—	—	1	5	—	—	—	—	6	—	6
Net interest expense									(58)	(2)	(60)
Foreign exchange gain									14	—	14
Gain on sale of assets									32	—	32
Earnings before income taxes									71	1	72

(1) Skookumchuck has been included on a proportionate basis in the Wind and Solar segment.
(2) In the first quarter of 2021, carbon compliance costs have been reclassified from fuel and purchase power costs and disclosed separately. Prior periods have been adjusted for comparative purposes.

3 months ended June 30, 2020	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal(1)	Centralia(1)	Energy Marketing	Corporate	Total
Revenues	42	74	48	39	140	68	25	1	437
Fuel and purchased power(2)	2	4	14	2	76	17	—	1	116
Carbon compliance(2)	—	—	—	—	35	—	—	—	35
Gross margin	40	70	34	37	29	51	25	—	286
Operations, maintenance, and administration	10	13	12	9	33	15	6	14	112
Depreciation and amortization	7	34	10	12	68	25	1	6	163
Asset impairment	—	—	—	—	2	30	—	—	32
Taxes, other than income taxes	1	2	—	—	3	2	—	—	8
Net other operating income	—	—	—	—	(10)	—	—	—	(10)
Operating income (loss)	22	21	12	16	(67)	(21)	18	(20)	(19)
Finance lease income	—	—	1	—	—	—	—	—	1
Net interest expense									(57)
Foreign exchange gain									23
Loss before income taxes									(52)
(1) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(2) In the first quarter of 2021, carbon compliance costs have been reclassified from fuel and purchase power costs and disclosed separately. Prior periods have been adjusted.

TRANSALTA CORPORATION F28

Notes to Condensed Consolidated Financial Statements

6 months ended June 30, 2021	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal	Centralia	Energy Marketing	Corporate	Total	Equity accounted investments(1)	IFRS Financials
Revenues	203	170	127	61	454	151	99	5	1,270	(9)	1,261
Fuel and purchased power(2)	4	7	42	5	265	127	—	5	455	—	455
Carbon compliance(2)	—	—	12	—	80	—	—	—	92	—	92
Gross margin	199	163	73	56	109	24	99	—	723	(9)	714
Operations, maintenance, and administration	24	28	25	18	88	25	17	32	257	(1)	256
Depreciation and amortization	13	71	23	14	114	28	1	12	276	(4)	272
Asset impairment	—	—	—	—	18	—	—	27	45	—	45
Taxes, other than income taxes	2	5	1	—	8	2	—	—	18	(1)	17
Net other operating income	—	—	—	—	(21)	—	—	—	(21)	—	(21)
Operating income (loss)	160	59	24	24	(98)	(31)	81	(71)	148	(3)	145
Equity income from associate	—	—	—	—	—	—	—	(2)	(2)	6	4
Finance lease income	—	—	2	11	—	—	—	—	13	—	13
Net interest expense									(121)	(2)	(123)
Foreign exchange gain									21	—	21
Gain on sale of assets									33	—	33
Earnings before income taxes									92	1	93

(1) Skookumchuck has been included on a proportionate basis in the Wind and Solar segment.
(2) In the first quarter of 2021, carbon compliance costs have been reclassified from fuel and purchase power costs and disclosed separately. Prior periods have been adjusted for comparative purposes.

6 months ended June 30, 2020	Hydro	Wind and Solar	North American Gas	Australian Gas	Alberta Thermal(1)	Centralia(1)	Energy Marketing	Corporate	Total
Revenues	80	179	99	78	346	210	53	(2)	1,043
Fuel and purchased power(2)	4	9	27	5	181	85	—	(2)	309
Carbon compliance(2)	—	—	1	—	79	—	—	—	80
Gross margin	76	170	71	73	86	125	53	—	654
Operations, maintenance, and administration	19	26	24	16	66	31	15	43	240
Depreciation and amortization	13	67	21	23	135	47	1	12	319
Asset impairment reversal	—	—	—	—	(2)	(7)	—	—	(9)
Taxes, other than income taxes	2	4	1	—	7	3	—	—	17
Net other operating income	—	—	—	—	(20)	—	—	—	(20)
Operating income (loss)	42	73	25	34	(100)	51	37	(55)	107
Finance lease income	—	—	2	—	—	—	—	—	2
Net interest expense									(119)
Foreign exchange gain									4
Loss before income taxes									(6)
(1) The Canadian Coal segment was renamed Alberta Thermal and US Coal segment was renamed Centralia in the third quarter of 2020.
(2) In the first quarter of 2021, carbon compliance costs have been reclassified from fuel and purchase power costs and disclosed separately. Prior periods have been adjusted.

TRANSALTA CORPORATION F29

Notes to Condensed Consolidated Financial Statements

B. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows
The reconciliation between depreciation and amortization reported on the condensed consolidated statements of earnings (loss) and the condensed consolidated statements of cash flows is presented below:

	3 months ended June 30		6 months ended June 30
	2021	2020	2021	2020
Depreciation and amortization expense on the condensed consolidated statements of earnings (loss)	123	163	272	319
Depreciation included in fuel and purchased power (Note 5)	50	25	105	53
Depreciation and amortization on the condensed consolidated statements of cash flows	173	188	377	372

TRANSALTA CORPORATION F30

Notes to Condensed Consolidated Financial Statements

Exhibit 1
(Unaudited)
The information set out below is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the audited annual consolidated financial statements.
To the Financial Statements of TransAlta Corporation

EARNINGS COVERAGE RATIO
The following selected financial ratio is calculated for the twelve months ended June 30, 2021:
Earnings coverage on long-term debt supporting the Corporation’s Shelf Prospectus
(0.2) times
Earnings coverage on long-term debt on a net earnings basis is equal to net earnings before interest expense and income taxes, divided by interest expense including capitalized interest.

TRANSALTA CORPORATION F31